                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

Dow Jones & Company, Inc.
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                                (Name of Issuer)

Class B Common Stock
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                         (Title of Class of Securities)

260561204
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                                 (CUSIP Number)

Frederic J. Marx, Hemenway & Barnes, 60 State Street, Boston, MA 02109; 617-227-7940
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

August 14, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260561204

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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Timothy F. Fidgeon

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

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      3. SEC Use Only

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      4. Source of Funds (See Instructions) Not applicable; ownership acquired by appointment as trustee of trusts.

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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      6. Citizenship or Place of Organization USA

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               7. Sole Voting Power 0
Number of
Shares        ------------------------------------------------------------------
Beneficially
Owned by       8. Shared Voting Power 2,622,176
Each
Reporting     ------------------------------------------------------------------
Person
With           9. Sole Dispositive Power 0

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              10. Shared Dispositive Power 2,622,176

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      11. Aggregate Amount Beneficially Owned by Each Reporting Person See item 8 above

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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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      13. Percent of Class Represented by Amount in Row (11) 12.46%

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      14. Type of Reporting Person (See Instructions)

          OO -Co-trustee

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                                  SCHEDULE 13D

Item 1. Security and Issuer.

        Class B Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2. Identity and Background.

        a. Timothy F. Fidgeon, Esq.
        b. c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
        c. Attorney and professional fiduciary at Hemenway &
           Barnes, 60 State Street, Boston, Massachusetts
           02109-1899
        d. No such conviction
        e. Not a party to any such proceeding
        f. United States

Item 3. Source of and Amount of Funds or Other consideration.

        Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction.

        The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5. Interest in Securities of the Issuer.

        a. See items 11 and 13 of the cover page.

        b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 2,622,176 shares of the issuer's stock with the following persons:

                (A) With Michael J. Puzo and Martha W. Cox over
                    810,750 shares of stock;
                (B) With Michael J. Puzo over 810,750 shares of stock;
                (C) With Michael J. Puzo and Jane C. MacElree over
                    217,950 shares of stock;
                (D) With Jane C. MacElree over 526,393 shares of
                    stock; and
                (E) With Roy A. Hammer over 256,333 shares of stock.

           (2)  (A) (i)   Michael J. Puzo, Esq. and Roy A. Hammer, Esq;
                    (ii)  Hemenway & Barnes, 60 State Street, Boston, MA
                          02109-1899;
                    (iii) attorney and professional fiduciary;
                    (iv)  no such conviction;
                    (v)   not a party to any such proceedings; and
                    (vi)  United States.

                (B) (i)   Martha W. Cox;
                    (ii)  c/o Hemenway & Barnes, 60 State Street,
                          Boston, MA 02109;
                    (iii) none;
                    (iv)  no such conviction;
                    (v)   not a party to any such proceedings; and
                    (vi)  United States.

                (C) (i)   Jane C. MacElree;
                    (ii)  c/o Hemenway & Barnes, 60 State Street,
                          Boston, MA 02109;
                    (iii) none;
                    (iv)  no such conviction;
                    (v)   not a party to any such proceeding; and
                    (vi)  United States.

        c. None.

        d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

        e. Not applicable.

Item 6. Contracts, Arrangements, etc.

        There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7. Materials to be Filed as Exhibits.

        There are no relevant materials to be filed herewith.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Timothy F. Fidgeon
                               ----------------------------
                               Timothy F. Fidgeon

Dated: January 4, 2002